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                                                                    EXHIBIT 99.1

COMMERCIAL CONSOLIDATORS CORP.

5255 Yonge Street, Suite 1010                5255 Yonge Street, Suite 1010
Toronto, Ontario Canada M2N 6P4              Toronto, Ontario Canada M2N 6P4
Tel: 416-512-8299 Fax: 416-512-8229          Tel: 416-512-8299 Fax: 416-512-8229
www.commercialconsolidator.com               www.commercialconsolidator.com

                                                               #________________
CCZ: CDNX Trading Symbol
CJ9: Frankfurt Trading Symbol

                                  PRESS RELEASE

     COMMERCIAL CONSOLIDATORS CORP. AND MFI EXPORT FINANCE INC. HAVE AGREED
                       TO TERMS ON CONVERTIBLE DEBENTURE.

TORONTO - NOVEMBER 13, 2001 - COMMERCIAL CONSOLIDATORS CORP. ("CCZ"), has agreed to terms to exchange up to USD$5,000,000 of an existing line of credit facility from MFI Export Finance Inc. ("MFI") into a convertible debenture. The debenture will carry an interest rate of 12% per annum, and in conjunction with the refinancing of the debt, a fee of $250,000 will be charged to CCZ at closing and monthly administrative fees to $40,000 will be charged in conjunction with ongoing administrative services provided by MFI to CCZ and its group of companies. The fees may be refunded in whole or in part in circumstances where the CCZ shares trade at agreed upon benchmarks. If the shares trade at the average of $4.20 or greater, for each of the ten trading days preceding conversion, one-third of the fees are refundable. If the shares trade at $4.40 or greater, for each of the ten trading days preceding conversion, two-thirds of the fees are refundable and in circumstances where the shares trade at $4.60 or greater, for each of the ten trading days preceding conversion, the entire amount of the fees are refundable.

The debenture, which has a conversion feature, expires 13 months after Closing of the transaction. The terms of the conversion allow MFI to convert any of their debt to equity (common shares of CCZ) at the conversion price of $3.45 per share. Further, the company can compel conversion where the stock price trades at a level of $4.50 per share or higher for any consecutive ten day trading period. The company is very pleased with the terms of this transaction, as the debenture will reduce the interest expense and positively impact cash flow.

MFI operates a finance company specializing in the financing of receivables from Latin America, and has worked extensively throughout the years with CCZ in these regions. MFI will also lend consulting and administrative services to CCZ, whereby MFI will assist the company in broadening its reach in the Americas and accelerating the expansion of its distribution network throughout Latin America.

The agreement is subject to final regulatory approval, and Board of Directors' approval of both MFI and CCZ. Closing is expected to occur by December 31, 2001.

For further information, please contact investor relations at 1-800-968-1727; or visit the company's website at www.commercialconsolidator.com.

                       ON BEHALF OF THE BOARD OF DIRECTORS

                                  "GUY JARVIS"

                                 GUY JARVIS, CEO

             THE CANADIAN VENTURE EXCHANGE HAS NEITHER APPROVED NOR
                  DISAPPROVED THE INFORMATION CONTAINED HEREIN